

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 28, 2017

Via E-mail
S. Gary Shullaw
Executive Vice President and General Counsel
AV Homes, Inc.
8601 N. Scottsdale Rd., Suite 225
Scottsdale, AZ 85253

> **Re: AV Homes, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 23, 2017**
> **File No. 333-218953**

Dear Mr. Shullaw:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Michael K. Coddington, Esq.